 Exhibit 99.1

SIGMA LITHIUM HOSTED 2024 INVESTOR DAY, DETAILING A LOW CAPEX CONSTRUCTION PLAN TO TRIPLE CAPACITY TO

125,000t LCE BY END-2026; RECOGNIZED AS CLIMATE PIONEER BY NASDAQ

INVESTOR DAY 2024

•	On 24 September, Sigma Lithium hosted its 2024 Investor Day, marking the first year of production and its record-setting ramp-up of its industrial Greentech Plant.

•	The Company outlined its capital-efficient construction plans to reach approximately 125,000 t/y LCE of industrial capacity by 2026, cementing Sigma as a lasting industry leader.
o	Projections are underpinned by higher production from two new industrial lines, a first production expansion with capacity of 34,000t LCE /250,000t of lithium concentrate, commissioning in 2025 and our phase 3 expansion with capacity of 54,000t LCE /400,000t of lithium concentrate commissioning in 2026.
o	These two additional production lines are extensions of the current Greentech plant in operation, leveraging upon existing infrastructure installed at the Sigma Lithium industrial park.
o	Growth strategy is predicated on maximizing Sigma’s unique competitive cost position through economies of scale, subsidized financing, and an unwavering commitment to maintaining its carbon neutrality and social inclusion initiatives.

•	Presented the expected results of capex investments already made at its Greentech plant this year to further increase production by optimizing its installed capacity. Cumulative incremental initiatives target a boost to production of >10%.
o	Incorporation of a reprocessing screening circuit to monetize ~200,000t of inventoried processed ore at 1.5% Li2O, delivering ~22,000t of lithium concentrate.
o	Pre-screening steps to increase production yields by an additional 10%.

•	Leveraging this greater scale and robust margin profile, Sigma expects to reach an adjusted cash EBITDA(1) of $420mm by 2025 and nearly $700mm by 2027 (based on the commissioned portion of the installed production capacity for each year, with price forecast based on consensus analyst estimates).

•	Detailed the maiden subsidized financing commitment from, and lasting financing partnership forged with, the Brazilian National Development Bank (BNDES) to support the Company’s capital investments to industrialize carbon neutral lithium materials in Brazil.
o	Provided a long-term financial plan based on a strengthened balance sheet, with attractive additional low-interest funding alternatives to provide flexibility in current market conditions.

•	Industrial processing growth is supported by the Company’s large mineral reserves and resources, comprising the world’s fifth largest mineral industrial complex in operations.
o	Sigma’s low-cost operational mining opportunities include an extension to mine 2, creating a large, 45mmt, mining pit, and the joint development of mines 3 and 4 to create a substantial consolidated 60mmt mining site.

UNITED NATIONS CLIMATE WEEK IN NEW YORK

•	Sigma Lithium was once again invited by Nasdaq to ring the closing bell during the opening day of United Nations Climate Week in New York on September 23.
o	Nasdaq recognized the Company for reaching its Net Zero targets, 25 years ahead of the industry, demonstrating its pioneer climate action leadership in lithium and battery materials.

•	Sigma Lithium CEO was invited to participate in the “Building the Future Summit” in recognition of the Company’s net zero achievement and longstanding commitment to sustainability.

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•	The Company’s climate leadership was demonstrated by the participation of its senior executives in several key events including the United Nations Energy Commission’s SDG7 Summit, The United Nation Global Pact for Humanity, Columbia University’s Brazil Climate Conference, Financial Times Climate Summit, and the World Climate Summit (previewing “Investment COP29”)

São Paulo, Brazil – (September 27, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with socially and environmentally sustainable lithium concentrate, presented its strategic vision at its 2024 Investor Day held at Nasdaq. The Company detailed its path to significant volume growth and value creation by reinforcing its operational capabilities and expanding on the merits of its low cost and capital efficient growth profile.

CEO and Co-Chairperson Ana Cabral notes: “We are in a very advantageous competitive position: Sigma Lithium is the industry’s third lowest-cost lithium concentrate producer, benefiting from processing ingenuity and a low-cost operational jurisdiction. We are building another carbon neutral Greentech lithium plant in Brazil, with BNDES, the country’s development bank, fully funding our construction. Therefore, we can continue to deliver on our successful track record to comfortably expand capacity and meet the significant long-term demand requirements of our clients, even with the current low-price environment.”

She continued, “Our financial resilience is supported by Sigma Lithium’s positioning in the most profitable segment of the lithium supply chain, away from the fierce competition and capital-intensive downstream lithium chemicals. All the while, our Greentech plant produces metallurgically superior lithium materials, enabling us to maximize the “value in use” of each unit of lithium we deliver to customers.”

“Getting here was the result of relentless dedication of our team over the last two years, building the Greentech plant and delivering the production ramp up. Therefore, the main hurdles have been crossed, and executing on this growth is “replicating the same strategy”, with our highly experienced team in place. We are very enthusiastic about the many opportunities ahead for Sigma Lithium," she concluded.

Volume growth predicated on low-risk investments

With Sigma’s phase 1 commissioning and commercial ramp up complete, the Company outlined brownfield investments to debottleneck production volumes. This includes steps to improve ultrafines processing and allow for reprocessing of nearly 200,000t of 1.5% grade stockpiled material. The Company has also invested to upgrade its network of crusher screens to reduce maintenance expenses and improve the purity profile of ore processed by its Greentech facility. All in, Sigma targets a 10% gain in annual production from these initiatives.

On a larger scale, Sigma Lithium laid out its plans to more than triple its current 37,000 tonnes of lithium carbonate equivalent (LCE) production by the end of 2026 following the construction of its phase 2 and 3 expansions. For the Phase 2 project, which is under construction now, the Company is targeting 250,000 tonnes of lithium concentrate capacity, or 34,000 tonnes of LCE. Its larger phase 3 expansion is expected to add 400,000 tonnes to headline concentrate capacity, or 54,000t LCE. These growth projects utilize nearly identical processing flowsheets as the first phase and will benefit from the existing infrastructure at Sigma. All in, Sigma Lithium expects to lift its total production volume to 920,000 tonnes of concentrate, or 125,000t LCE, by 2027. At this scale, Sigma would improve its standing as a leading producer of lithium materials.

The Company has significantly derisked its business profile over the past 12 months by proving its dense media separation (DMS) process, establishing its incredibly reliable shipment schedule, and demonstrating a highly attractive operating and capital cost model. This leaves the Company in an excellent position to execute against these next growth projects.

In addition to the phased buildout of its integrated Greentech complex, the Company continues to explore entry into the lithium sulfate intermediates market by 2027. Through lithium sulfate production, Sigma Lithium seeks to become the linchpin in a new global battery materials chain that is zero carbon, capital efficient, and reduces dependence on China. By doing so, the Company could further monetize its superior product quality profile, which is undervalued in today’s market without stepping far enough downstream as to compete directly in the intensely competitive segment of lithium chemicals business.

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Growth leverages the benefits of scale and supports robust earnings growth profile

As the Company commissions additional capacity, it expects to benefit from significant cost leverage through its on and off-site fixed-overhead and G&A expenses. When using the prevailing consensus sell-side estimates for lithium concentrate price, the model supports robust earnings and margin expansion. Based on our current forecast, the combination of volume growth and this price deck drives an adjusted cash EBITDA for Sigma of $420mm in 2025 and nearly $700mm in 2027.

Attractive financing in place to support these initiatives

Supporting this growth profile is the recent commitment by the BNDES for a BRL487mm development loan to fully fund the construction of Sigma’s phase 2 Greentech plant. The loan carries a sub-treasury interest rate of 7.53% in Brazilian Reals, or ~2.5% on a USD basis at prevailing swap rates. It also features an 18-month amortization forgiveness window. With a 12 month build and commissioning timeline, the Company expects to be generating earnings from its new operations before the BNDES debt begins to amortize.

The development bank commitment is more than just a loan package; it is an opportunity to partner with the BNDES over time. Sigma has the opportunity, should it choose, to tap these capital pools again to help finance its phase 3 and downstream initiatives. With greater scale and lower costs, the Company expects to rapidly de-lever its balance sheet, freeing up room for the additional subsidized leverage to fund the successive buildouts.

Investments to increase production are supported by comprehensive mine plan

Supporting this wave of expansion is 110Mt of audited mineral resources and what the Company and its external auditors believe is a balance in excess of 150Mt considering its target pipeline and known pegmatite formations.

This resource represents more than just tonnage, but also optionality in the Company’s mine plan. Given investments made in the mine, Sigma preserves the option to commission its Phase 2 asset with ore from the Xuxa mine, its upcoming Barreiro mine or a mix of both. At this point, the most likely strategy will be to utilize Xuxa, as the geology and minerology are known and best mining practices are used. This will also allow for optimal DMS commissioning for its Phase 2 operations and a deferred capex outlay to pre-strip the second mine.

Over time, the geology team will work to build density among the core resource portfolio. Targeted drilling initiatives show extensions to the phase 2 Barreiro mine, which could take the contained resource to 45mm tonnes, up from 29mm tonnes currently. Co-development of the phase 3 and 4 mines would similarly provide room for site scale at 60mm tonnes of combined resource.

Event Replay Information

A full replay of the Sigma Lithium 2024 Investor Day is available on the Company’s investor relations webpage. For further information and access to the webcast replay and supporting materials, please visit https://ir.sigmalithiumcorp.com/

Qualified Persons Disclaim

Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan AusimM (Membership number FAusIMM (329132)), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium. Mr. Zan has verified the technical data disclosed in this news release not related to the current Mineral Resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

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Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant that delivers net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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